                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                 Under the Securities and Exchange Act of 1934

                                Amendment No. 1



                          AccuMed International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   004383105
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                                 (CUSIP Number)

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CUSIP NO.  004383105
         ---------------------

   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PETER P. GOMBRICH
          ---------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC USE ONLY

          ---------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                        5.     SOLE VOTING POWER
  NUMBER OF                    3,099,800
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6.     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING             7.     SOLE DISPOSITIVE POWER
 PERSON WITH                   3,099,800
                       --------------------------------------------------------
                        8.     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

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CUSIP NO. 004383105
          -----------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,099,800
          ---------------------------------------------------------------------

  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [ X ]

          ---------------------------------------------------------------------

  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14%
          ---------------------------------------------------------------------

  12.     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------


Item 1(a).       Name of Issuer:

                 AccuMed International, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 900 North Franklin Street, Suite 401
                 Chicago, Illinois 60610

Item 2(a).       Name of Person Filing:

                 Peter P. Gombrich

Item 2(b).       Address of Principal Business Office, or, if None, Residence:

                 900 North Franklin Street, Suite 401
                 Chicago, Illinois 60610

Item 2(c).       Citizenship:

                 U.S.A.

Item 2(d).       Title and Class of Securities:

                 Common Stock, $.01 par value

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CUSIP NO.  004383105
           -----------------

Item 2(e).       CUSIP Number:

                 004383105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 (a).     [  ]    Broker or dealer registered under Section 15
                                  of the Act

                 (b).     [  ]    Bank as defined in Section 3(a)(6) of the Act

                 (c).     [  ]    Insurance Company as defined in Section
                                  3(a)(19) of the Act

                 (d).     [  ]    Investment Company registered under Section 8
                                  of the Investment Company Act

                 (e).     [  ]    Investment Adviser registered under Section
                                  203 of the Investment Advisers Act of 1940

                 (f).     [  ]    Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; see 13d-1(b)(1)(ii)(F)

                 (g).     [  ]    Parent Holding Company, in accordance with
                                  Rule 13d-1(b)(ii)(G) (Note: See Item 7)

                 (h).     [  ]    Group, in accordance with Rule
                                  13d-1(b)(ii)(H)

Item 4.  Ownership.

                 (a).     Amount beneficially owned:

                          As of December 31, 1996, Mr. Gombrich beneficially owned 3,099,800 shares of Common Stock, which include the right to acquire 133,334 shares of Common Stock within 60 days of December 31, 1996. Includes 537,381 shares of Common Stock subject to forfeiture if AccuMed International, Inc., fails to meet certain earnings per share or stock price performance thresholds during 1997. The amount beneficially owned by Mr. Gombrich does not include 180,646 shares of Common Stock owned directly and beneficially by Gwenda Gombrich (who is Mr. Gombrich's wife) and 333,152 shares of

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CUSIP NO.  004383105
           -----------------

         Common Stock owned directly and beneficially by Ms. Gombrich as custodian for her children, as to which Mr. Gombrich disclaims beneficial ownership.

                 (b).     Percent of class:

                          See the response(s) to Item 11 on the cover page(s).

                 (c).     Number of shares as to which such person has:

                          (i)     Sole power to vote or to direct the vote:

                                  See the response(s) to Item 5 on the attached cover page(s).

                          (ii)    Shared power to vote or direct the vote:

                                  See the response(s) to Item 6 on the attached cover page(s).

                          (iii) Sole power to dispose or to direct the disposition of:

                                  See the response(s) to Item 7 on the attached cover page(s).

                          (iv) Shared power to dispose or to direct the disposition of:

                                  See the response(s) to Item 8 on the attached cover page(s).

Item 5.  Ownership of Five Percent or Less of a Class.

                 Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not Applicable


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CUSIP NO.  004383105
           -----------------


Item 8.  Identification and Classification of Members of the Group.

               Not Applicable

Item 9.  Notice of Dissolution of Group.

               Not Applicable

Item 10. Certification.

               Not Applicable




                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 1997

                                  /s/ Peter P. Gombrich
                                  --------------------------------------
                                  Name: Peter P. Gombrich